Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2006

                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") announcing that the Company has converted the floating rate time charter contract with Cargill International S.A. for one of its Panamax dry bulk carriers, the Calipso, to a fixed rate for a period of fifteen (15) to seventeen (17) months at a daily time charter hire rate of US$26,750, effective on October 1, 2006.

                                                                       Exhibit 1

                                                              Corporate Contact:
                                                               Ioannis Zafirakis
                                                     Director and Vice-President
                                                     Telephone: + 30-210-9470100
                                                 izafirakis@dianashippinginc.com
For Immediate Release
                                                   Investor and Media Relations:
                                                                     Edward Nebb
                                                                Euro RSCG Magnet
                                                     Telephone: + 1-212-367-6848
                                                            ed.nebb@eurorscg.com

               DIANA SHIPPING INC. CONVERTS TIME CHARTER CONTRACT
                                  TO FIXED RATE

ATHENS, GREECE, September 5, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that it has converted the floating rate time charter contract with Cargill International S.A. for one of its Panamax dry bulk carriers, the Calipso, to a fixed rate for a period of fifteen (15) to seventeen (17) months at a daily time charter hire rate of US$26,750, effective on October 1, 2006.

Under the terms of the existing charter, the Company had the right, subject to the charterer's consent, to convert the floating rate charter into a fixed rate charter for the remaining term of the charter, up to a maximum of twelve (12) months. Diana Shipping has succeeded in extending that right for the remaining term of the charter as described above.

The Chairman and Chief Executive Officer of Diana Shipping, Simeon Palios, commented: "Consistent with our current chartering strategy we are pleased to have converted the floating into a fixed rate charter for one of our Panamax vessels for a period in excess of the maximum allowed under the original contract. This employment is expected to generate US$12.0 million of revenues for the Company during the remaining term of the charter."

The Calipso is a 73,691 dwt Panamax dry bulk carrier built in 2005.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated: September 5, 2006                By: /s/ Anastassis Margaronis
                                            --------------------------
                                            Anastassis Margaronis
                                            President